Exhibit 99.3

Talisman Energy Inc.

Consolidated Financial Ratio

June 30, 2015

(unaudited)

The following financial ratios are provided in connection with the Company’s shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company’s Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12-month period ended June 30, 2015.

June 30, 2015
Interest coverage (times)
Income1	(8.34)
Income from continuing operations2	(4.71)

1	Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.
2	Income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.